SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For July, 31 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|           Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|                 No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                                             Paris, 30 July 2003

--------------------------------------------------------------------------------

   Euler Hermes posts a 3.3% increase in consolidated turnover for first half
               2003 and forecasts an improved underwriting result

--------------------------------------------------------------------------------


Euler Hermes' consolidated turnover totaled 936.8 million euros for the six months ended 30 June 2003, up 58.3% over 2002 consolidated turnover for the same period. This represents a 3.3% like-for-like increase over pro-forma data for first half 2002, based on identical consolidation and adjusting for currency differences.

This rise is due to a 3.9% increase in the credit insurance business, a result of increased premium rates and new business offsetting a fall in turnover and cancellations by existing policyholders.

However, lower interest rates continue to dampen turnover from the factoring division, which was down 7.8%.

Steps taken since the end of 2001 to counter the weak economic environment affecting all global economies have born fruit; since 2002, the Group's net combined ratio has fallen, a trend which continued throughout the first half of 2003.


Breakdown of turnover by company
--------------------------------

--------------------------------------------------------------------------------------------------------------------------
Turnover by company                                 30.6 2003       30.6.2002   30.6.2002     Change 2003/2002
(in millions of euros)                                                          Pro-forma     (%)

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                           (1)           (2)           (1)           (2)
--------------------------------------------------------------------------------------------------------------------------

Credit   Insurance   &   Bonding   and   Guarantees
(consolidated):

 - Euler Hermes SFAC (France)...................... ........180.7 ........179.8 ........179.0 .........0.5% .........0.9%
 - Euler Hermes UK ................................ ........114.3 ........132.0 ........123.2 .......-13.4% ........-7.2%
 - Euler Hermes Credit Insurance (Benelux)......... .........52.1 .........48.8 .........49.5 .........6.8% .........5.3%
 - Euler Hermes ACI (USA).......................... .........70.4 .........73.1 .........63.8 ........-3.7% ........10.4%
 - Euler Hermes SIAC (Italy)....................... ........109.2 ........107.3 ........107.2 .........1.8% .........1.9%
 - Euler Hermes Credito (Spain).................... ..........2.3...........0.0 ..........0.0 ............. .............
 - Euler Hermes Kreditversicherungs-AG (Germany)... ........344.3 ..........0.0 ........319.6 ............. .........7.7%
 - Euler Hermes Scandinavia........................ .........16.2 ..........0.0 .........14.8 ............. .........7.3%
 - Euler Hermes International...................... ..........0.0 .........-0.6 .........-0.5 ............. .............
Total Credit Insurance ............................ ........889.5 ........540.4 ........856.6 ........64.6% .........3.9%
--------------------------------------------------------------------------------------------------------------------------
Factoring (commissions received):                       47.3          51.3          51.1          -7.8%         -7.5%
 - EUROFACTOR
--------------------------------------------------------------------------------------------------------------------------
Total consolidated turnover                             936.8         591.7         907.7         58.3%         3.3%
--------------------------------------------------------------------------------------------------------------------------

N.B:       (1) Actual data
           (2) Pro-forma data after elimination of inter-group transactions and adjustment for currency translation: the turnover is based on constant rates of exchange at 30 June 2003. It is also based on Hermes Group companies H1 2002 data.

Credit Insurance
----------------

The Credit Insurance division increased turnover 3.9% over pro-forma first half 2002 to 889.5 million euros, boosted by strong growth in the United States (at constant exchange rates) and increased premium rates for companies belonging to Euler Hermes Kreditversicherungs-AG (formerly Hermes Kreditversicherungs-AG). However, the fragility in the global economy is slowing customers' own turnover growth and consequently hitting Group premiums.

In Europe, Euler Hermes' growth was modest due to several factors:
     -- a reduction in policyholders' turnover, reflecting the weak economy, dampened growth in premiums
     -- the number of policy cancellations was up, particularly in the UK and in Italy, largely due to the increase in premium rates applied at policy renewal.

However, the profitability strategy that was applied to all policies together with a highly selective commercial approach has led to an improvement in the profile of the portfolio and a reduction in claims, off-setting the negative impact of policy cancellations. Growth in new policies was particularly apparent in Benelux, Germany, Scandinavia and Eastern Europe, where the Group's turnover is expanding faster than in the rest of Europe.


In the United States, turnover jumped to 70.4 million euros, 10.4% dollar. This increase is largely due to a boost to new policies, which have resumed their growth following a period of relative stability. The number of policies that have not renewed has also fallen compared to the previous year, which was marked by a review of the portfolio and policy cancellations. The actual turnover reduction of 3.7% is purely due to the near-15% devaluation of the dollar against the euro between June 2002 and June 2003.

In the rest of the world, Euler Hermes turnover grew 20% in its recently created subsidiaries. While the volume of premiums is still relatively marginal in relation to regions where the Group has been operating for many years, these countries, where the Group is successfully growing its Credit Insurance business, represent a strong potential for growth.


In terms of technical results, Euler Hermes forecasts an improvement in its net combined ratio in the first half of 2003; it reached 96.6% during the first half 2002, dipping to 91.4% in the second half. Continued application of measures launched in the second half of 2001 are bearing fruit and point to a further improvement compared to the second half of 2002. We expect it to come in towards the lower end of the range 85 to 90%, which is the Group's long-term objective. All Group companies managed to increase their technical results.
The yield on the investment portfolio was relatively stable compared to the second half of 2002.



Factoring
---------

Factoring, the second strategic division of the Group, suffered a steep fall in commissions received. Eurofactor posted turnover (commissions received) of 47.3 million euros for the first half of 2003, down 7.8% on the first half of 2002 (-7.5% on a pro-forma basis). This reduction in commission volumes is a result of the reduction in clients turnover and the low interest rates during the last two years. New business is down compared to the first half of 2002 which was boosted by several major new policies. General and administrative overheads were down, as were refinancing costs due to lower interest rates. Overall, the business is improving its profitability, leading to a net profit. However factoring's net consolidated result becomes a loss as a result of a claim, recorded by Eurofactor in its 2002 accounts but only appearing for the first time in the Group's consolidated accounts in Q1 2003 (as announced at Euler Hermes' Annual General Meeting on 23 April 2003). The net impact of this claim on the Group's results is 4.2millon euros.

Reinvestment of dividends in shares
-----------------------------------

At Euler Hermes' Annual General Meeting held on 23 April 2003, it was agreed to give all shareholders the choice of receiving dividends either in the form of cash ((euro)0.80 per share) or in shares at a price of 22.16 euros per share. This price corresponds to 90% of the average share price over the previous twenty stock exchange sessions, after deduction of the net dividend. As a result, at the end of the subscription period, the Management Board increased share capital by 375,178 euros, via the issue of 1,172,431 new shares of a nominal value of 0.32 euros. Following this transaction, the Group's share capital amounts to 13,267,930.56 euros, made up of 41,462,283 shares.


                                      *****

--------------------------------------------------------------------------------
  Euler Hermes is the world-wide leader in credit insurance, the leading European group in factoring and one of the leaders in bonding and guarantees. With 6,000 employees in 35 countries, Euler Hermes has a share of 37% of the global credit insurance market and offers a complete range of services for the management of customer receivables.
                                       ***
  A member of the Allianz group and subsidiary of AGF, Euler Hermes is listed on the Premier Marche of Euronext Paris. The Group and its principal credit insurance subsidiaries are rated A+ by Standard & Poor's.
--------------------------------------------------------------------------------


Contacts:
---------

Investor relations/ Euler Hermes Group:   Press relations /  Euler Hermes Group:
Benoit des Cressonnieres: +33.40.70.50.31  Martine Laisne: +33 1.40.70.81.33 -
Benoit.descressonnieres@eulerhermes.com    Martine.laisne@eulerhermes.com

                                           Nadia Mounier: +33.1.40.70.54.31 -
                                           Nadia.mounier@eulerhermes.com

                                           1, rue Euler 75008 Paris - France -
                                           www.eulerhermes.com







These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements:
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.
The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The Group assumes no obligation to update any forward-looking information contained herein.

                                                             Paris, 30 July 2003

                                  PRESS RELEASE

--------------------------------------------------------------------------------

           AGF's premium income from insurance businesses grew by 9.1% in H1 2003 to 8.7 bn euros (up 6.1% on a comparable basis).

                        All Group businesses grew by 8.6%
                to 9.5 bn euros (up 5.8% on a comparable basis).


                                   Highlights

--   Property & casualty insurance: up 13.1% on a comparable basis
     - Underwriting adjustments continued to be rigorously applied, generating robust business growth
     - Portfolios held up well, indicating customer acceptance of rate adjustments
     - The large risks business continued to grow, but its share in premium income declined because of the seasonal nature of renewals, causing growth in the property & casualty top line to slow down


--   Life & health insurance:
     - Premium income was stable in H1 (down 0.1% on a comparable basis), thanks to the following factors:
     -    individual life insurance recovered in Q2
     -    health insurance and group life insurance posted strong growth


-- Euler Hermes posted a 70.6% rise in premium income (up 3.3% on a comparable basis), despite a lacklustre economic environment


-- Mondial Assistance's business continued to hold up well in Q2 (up 1.7% on a comparable basis)

--------------------------------------------------------------------------------

* On a comparable basis: at constant exchange rates (H1 2003 premium income was calculated at the exchange rates prevailing in H1 2002) and proforma (H1 2003 premium income was compared to that of H1 2002 using the H1 2003 scope of consolidation).


in millions of euros               30.06.03      30.06.02    % chg. 03/02     % chg.
                                                                (unadj.)    (proforma and
                                                                             const. FX)
-----------------------------------------------------------------------------------------
LIFE & HEALTH INSURANCE                3 483.1       3 548.6          -1.8%         -0.1%
-----------------------------------------------------------------------------------------
                           France      2 511.9       2 542.2          -1.2%         -1.2%
-----------------------------------------------------------------------------------------
                   Outside France        971.2       1 006.4          -3.5%          2.6%
-----------------------------------------------------------------------------------------
PROPERTY & CASUALTY INSURANCE          4 026.6       3 619.0          11.3%         13.1%
-----------------------------------------------------------------------------------------
                           France      2 433.8       2 151.6          13.1%         13.1%
-----------------------------------------------------------------------------------------
                   Outside France      1 592.8       1 467.4           8.5%         13.1%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Assistance                               244.5         248.3          -1.5%          1.7%
-----------------------------------------------------------------------------------------
Credit insurance                         936.9         549.1          70.6%          3.3%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Consolidated premium income from
 insurance activities                  8 691.1       7 965.0           9.1%          6.1%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Other activities                          16.3          16.3           0.0%          3.8%
-----------------------------------------------------------------------------------------
Banking & financial activities           825.0         799.8           3.2%          3.1%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Total activities                       9 532.4       8 781.1           8.6%          5.8%
-----------------------------------------------------------------------------------------

Notes:
-----
a. Life & health includes premium income from all individual and group life insurance and all individual and group health and bodily injury insurance.
b. Hermes, acquired in early 2002, was consolidated as of 1 July 2002. H1 2002 premium income was adjusted upwards by 376.3 mn euros to put it on a proforma basis.
c. Depreciation of South American currencies since H1 2002 had a negative impact of 93 mn euros on consolidated premium income, compared with constant exchange rates.
d. Since the start of 2002, asset management services have been consolidated with banking activities.

                       ----------------------------------

Q2 2003 HIGHLIGHTS
------------------

The life & health insurance businesses saw a marked improvement (down 0.1% on a comparable basis), and property & casualty insurance continued to post robust growth (up 13.1%).

Life & health insurance recovered in Q2 2003, stabilising premium income over the first six months of the year (on a comparable basis), whereas the top line had contracted by 5.4% in Q1. Two factors were at work: premium income in individual life recovered, while group insurance and health insurance also grew rapidly.

The property & casualty business continued to advance, although at a slightly slower rate in Q2. Because renewals are seasonal, the share of (faster-growing) large risks in total premium income was lower in Q2, which held back overall growth in premium income. In addition, individual risks grew a little bit slower because of a slightly negative volume effect.

I LIFE & HEALTH INSURANCE: premium income stable over the first six months of
-----------------------------------------------------------------------------
the year (down 0.1% on comparable basis)
----------------------------------------

AGF's consolidated premium income from life & health insurance (life, health, family and personal protection, both individual and group) totalled 3,483 mn euros. Business volumes in the first half of 2003 were characterised by an upturn in premium income from individual life and by more rapid growth in health insurance and group insurance.

Life & health insurance accounted for 40% of the AGF Group's total premium in H1 2003, vs. 45% in H1 2002.

I.1 FRANCE: upturn in premium income in Q2 (relatively stable over the first six
--------------------------------------------------------------------------------
months i.e. down 1.2% vs. a decline of 7.3% in Q1)
--------------------------------------------------

Consolidated premium income from life & health insurance totalled 2,512 mn euros; as such it was relatively stable compared with the year-earlier period.

The breakdown and change in life & health premium income in France were as follows:

-------------------------------------------------------------------------------------------------------------
in millions of euros                                            30.06.03           30.06.02      % change
-------------------------------------------------------------------------------------------------------------
Individual life                                                  1 425.2            1 517.0        -6.0%
-------------------------------------------------------------------------------------------------------------
                                Dedicated sales force               913.9             948.3        -3.6%
-------------------------------------------------------------------------------------------------------------
                                       General agents               273.1             335.3     -18,6%
-------------------------------------------------------------------------------------------------------------
                                            Brokerage                83.0              95.4       -13.0%
-------------------------------------------------------------------------------------------------------------
                                         Partnerships               118.1              99.1       +19.2%
-------------------------------------------------------------------------------------------------------------
                                            W Finance                35.4              39.4       -10.2%
-------------------------------------------------------------------------------------------------------------
                                                Other                 1.7              -0.5            n.s.
-------------------------------------------------------------------------------------------------------------
Group life                                                     480.9              476.2            +1.0%
-------------------------------------------------------------------------------------------------------------
Total Life                                                       1 906.1            1 993.2        -4.4%
-------------------------------------------------------------------------------------------------------------
Individual health & bodily injury                              282.0              254.8           +10.7%
-------------------------------------------------------------------------------------------------------------
Group health & bodily injury                                   323.8              294.2         +10,1%
-------------------------------------------------------------------------------------------------------------
Total health & bodily injury                                   605.8              549.0           +10.3%
-------------------------------------------------------------------------------------------------------------
Total life & health                                              2 511.9            2 542.2        -1.2%
-------------------------------------------------------------------------------------------------------------

I.1.1 Individual life:
      ----------------

At the close of the second quarter, premium income from individual life was recovering, but H1 volume still lagged slightly behind that of H1 2002. This was because premium income from new business in Q2 posted sequential growth of 10%, but contracted by 2% compared with the year-earlier period. AGF performed better in Q2 than the French market as a whole, which contracted by nearly 6%. Moreover, in June, premium income from AGF's new individual life business grew by around 7%, whereas the market contracted on average by 1% in this segment. Over the full H1, premium income contracted by 6.0%, compared with H1 2002, as the marketing campaigns that AGF launched in April partially offset the Q1 decrease. Overall savings inflows also recovered, posting an increase of 3% and thereby contracting by only 7% over all of H1, owing to robust growth in low-risk savings vehicles.

Premium income from the dedicated sales networks totalled 913.9 mn euros, contracting at the same 3.6% rate in Q2 as it had in Q1. In Q2, premium income from new business saw a gradual re-orientation from traditional euro-denominated policies to the multi-fund AGF Itineraires Epargne range. Life insurance premiums collected through the broker network recovered from a decline of 18% in Q1 to a reduction of only 13% over the full H1, totalling 83 mn euros. General agents also improved their performance in Q2. The volume of premiums they collected declined by only 3.6%, in line with traditional insurers' H1 performance, compared with a 34% decline in Q1. This reduced contraction over the full H1 to 18.6%, with total volume standing at 273 mn euros. Premium income from life partnerships totalled 118 mn euros in H1 and owed its significant advance (19%) to successful business development at Generation Vie (partnership with Oddo).

I.1.2 Group insurance:
      ----------------

Premium income at AGF Collectives grew substantially in Q2, rising 4.9% year-on-year, lifting half-year performance to a 1.0% rise, at 481 mn euros. Growth was particularly robust in that the year-earlier period included some large single-premium policies.

Premium income from group health and bodily injury rose sharply, advancing by 10.1% to 324 mn euros.

I.1.3 Individual health and bodily injury:
      ------------------------------------

Consolidated premium income from individual health and bodily injury insurance totalled 282 mn euros, up a robust 10.3% compared with H1 2002. The individual health business alone posted a 14% rise to 224 mn euros. Most of the increase came from strong growth in sales in the dedicated sales networks and from the implementation of higher insurance rates.

Health insurance at Assurances Federales continued to post strong growth, with premium income up 23.6% at 15.7 mn euros.

I.2 OUTSIDE FRANCE: premium income up 2.6% on a comparable basis
----------------------------------------------------------------

Outside France, premium income from life & health insurance totalled 971 mn euros, up 2.6%, whereas it had been down 0.9% in Q1. Including the impact of South American currency fluctuations, premium income declined by 3.5%, vs. an 11% decline in Q1.

I.2.1 Europe outside France: up 3.4% at 793 mn euros in H1, vs. a 2.5% decline
      ---------------------
      in Q1

In Belgium, premium income from life & health insurance posted a recovery in Q2 and totalled 259 mn euros, an increase of 2.6% (vs. a decline of 1.6% in Q1), thanks to good performance in individual life capital accumulation products. Health insurance activities remained upbeat, rising nearly 8% in H1, vs. a 4% advance in Q1.

In the Netherlands, life & health premium income at the subsidiaries remained virtually stable at 340 mn euros, contracting by 0.5%, after inching up 0.8% in Q1. Inflows to unit-linked policies declined, and tax relief related to life insurance continued to be scaled back. Both of these factors held back new business volume.

In Spain, premium income from life & health insurance saw a significant rise in Q2 to 186 mn euros (AGF share), increasing by 14.4%, vs. a 1% rise in Q1. Traditional life insurance and group life insurance supplied robust growth, despite weakness in new unit-linked business.

I.2.2 South America: down 5.2% on a comparable basis at 125 mn euros, vs. a 9.7%
      --------------
      decline in Q1

Negative currency effects were lower in the second quarter as all of the South American currencies appreciated against the euro in June. Year-on-year, the currency impact even turned positive in Argentina. Currency devaluations in the countries where the AGF Group is present are illustrated in the following table:

                               -------------------------------------------------
                                        1 EURO =                       FX
                               -----------------------------
                                       June-02       June-03         impact
--------------------------------------------------------------------------------
Argentina (ARS)                          3,504         3,226           8.6%
--------------------------------------------------------------------------------
Brazil (BRL)                             2,811         3,248         -13.5%
--------------------------------------------------------------------------------
Chile(CLF)                               0,042         0,048         -14.3%
--------------------------------------------------------------------------------
Colombia(COP)                          2 331.8       3 285.5         -29.0%
--------------------------------------------------------------------------------
Venezuela                              1 236.8       1 844.6         -32.9%
--------------------------------------------------------------------------------


Taking into account the effect of currency fluctuations, premium income declined by nearly 27% (negative impact of 33.5 mn euros).

In Brazil, despite their modest size, life & health insurance operations continued to perform well, rising 10% at constant exchange rates to 70 mn euros. Growth in unit-linked retirement savings plans and strength in traditional life insurance were responsible for the increase.

In Chile, the AGF Group has decided to withdraw from life insurance, as part of its strategy to optimise capital allocation. Consequently, the Group stopped writing new life insurance policies and premium income totalled 0.3 mn euros, vs. 22.6 mn euros in H1 2002.

In Colombia, premium income from life & health insurance contracted by 5.5% at constant currencies, vs. a 9.2% decline in Q1, totalling 43 mn euros. In Q2, inflows to capital accumulation products slowed, but less sharply. The gap was only partially filled by growth in individual and group life insurance.

In Venezuela, where the Group's life & health insurance activities are limited to health insurance, business continued to grow rapidly in Q2 2003, surging 48.1% at constant exchange rates to 10 mn euros, as it benefited from significant rate increases and growth in group life insurance activities.

In Argentina, premium income totalled 1.2 mn euros in H1 2003.

I.2.3 Other countries: up 10.6% on a comparable basis at 62 mn euros
      ----------------

This increase resulted essentially from growth at AGF Outre-Mer and AGF Afrique.

II PROPERTY & CASUALTY INSURANCE:
---------------------------------
Continued growth in premium income, up 13.1% on a comparable basis
------------------------------------------------------------------

Consolidated premium income from property & casualty insurance continued to grow, totalling 4,027 mn euros (up 13.1% on a comparable basis). Because the large risks business is seasonal, with most renewals taking place in the first quarter, their share in property & casualty premium income declined in Q2. As large risk insurance is the fastest-growing P&C line (up 70% in Q1), property & casualty insurance grew more slowly in the second quarter. This said, the individual risks business extended the trend observed in Q1.

Property & casualty insurance generated nearly 46% of the Group's premium income, compared with 45% in H1 2002.

II.1 FRANCE: premium income up 13.1%
------------------------------------

Operations in France saw a continuation of the trends observed in Q1.

The portfolios of individual risks held up well. In automotive policies, April-May renewals did not give rise to a higher-than-expected rate of cancellations. In home insurance, portfolio contraction was contained. In this context, trends were broadly in line with the first quarter.

In the first quarter, the large risks business enjoyed a favourable base of comparison, because some renewals that should have taken place in March 2002 were delayed until April. As a result, over the full H1, growth in the large risks business was scaled back to 33%. Their share in total premium income in H1 having declined compared with Q1, growth in premium income from property & casualty insurance as a whole was trimmed to 13.1% in H1, vs. 21.8% in Q1.

Non-life premium income broke down as follows:

------------------------------------------------------------------------------------------------------
in millions of euros                                  30.06.03          30.06.02         % chg. 03/02
                                                                                             (unadj.)
------------------------------------------------------------------------------------------------------
General agents                                          1 244.3          1 127.9                10.3%
------------------------------------------------------------------------------------------------------
Non-life brokerage                                      1 061.7            871.1                21.9%
------------------------------------------------------------------------------------------------------
Non-life group insurance                                   99.1             92.7                 6.9%
------------------------------------------------------------------------------------------------------
Bancassurance (Ass. Federales)                             27.1             24.4                11.1%
------------------------------------------------------------------------------------------------------
New distribution channels (Calypso)                        12.1             13.1                -7.6%
------------------------------------------------------------------------------------------------------
Other                                                     -10.5             22.4                 n.s.
------------------------------------------------------------------------------------------------------
Total property & casualty insurance                     2 433.8          2 151.6                13.1%
------------------------------------------------------------------------------------------------------

II.1.1 General agents: premium income up 10.3%, vs. a rise of 11.6% in Q1
       --------------

Premium income in H1 2003 rose 10.3% to 1,244 mn euros. The growth rate was relatively close to that of Q1 and served as confirmation that underwriting adjustments had had their desired effect. The portfolio contracted only slightly and the number of vehicles insured was in line with expectations (down 0.9%).

Premium income grew by nearly 9% in individual auto policies, by 5% non-auto individual policies and by 15% in corporate policies.

II.1.2 Non-life brokerage: premium income up 21.9%, vs. a rise of 38.5% in Q1
       ------------------

Overall, premium income rose by 21.9% to 1 062 mn euros.

Large account premium income climbed by over 33%, while the portfolio remained relatively stable. Premium income from SMEs rose by 7% owing to the combined impact of higher rates and the portfolio's better risk profile. Premium income from AGF La Lilloise's Fleets and Affinity Groups business advanced by 7%, while the Individuals segment, handled through brokerage networks, saw premium income rise by 2.5%, in line with expectations, given AGF's strategy of selective underwriting.

II.1.3 New distribution channels
       -------------------------

Bancassurance:
-------------

Assurances Federales IARD continued to post robust growth, achieving 11.1% growth in premium income from individual policies to 27.1 mn euros, vs. 13.2% growth in Q1.

Other partnerships:
------------------

Premium income from other partnerships in H1, deriving primarily the partnership with Les 3 Suisses (Calypso), totalled 12.1 mn euros.

II.2 OUTSIDE FRANCE: up 13.1% on a comparable basis, vs. a 16.6% rise in Q1
---------------------------------------------------------------------------

Outside France, premium income from property & casualty insurance maintained the robust growth it posted in Q1, increasing 13.1% over all of H1, on a comparable basis, to 1,593 mn euros.

II.2.1 Europe outside France: up 14.6% on a comparable basis at 1,215 mn euros,
       ----------------------
       vs. a rise of 15.3% in Q1

In Belgium, premium income from property & casualty insurance was up 13.1% at 192 mn euros. Underwriting policy continued to be adjusted, causing the individual risk business to contract. This was more than offset by growth in the large accounts segment.

In the Netherlands, P&C premium income at subsidiaries maintained substantial growth in H1, rising 15.6% to 573 mn euros, supported by premium rate increases.

In Spain, premium income from property & casualty insurance grew by 15.2% to 450 mn euros (AGF share), supported in particular by continued expansion in the auto insurance business.

II.2.2 South America: up 9.2% on a comparable basis at 264 mn euros, vs. a rise
       --------------
       of 14.7% in Q1

Including the impact of currency fluctuations, premium income declined by nearly 11%, because certain currencies continued to depreciate against the euro (negative impact of 58 mn euros).

In Brazil, premium income from property & casualty insurance dipped 2.2% at constant exchange rates to 133 mn euros, reflecting continued efforts to improve the quality of the auto and transport portfolios.

In Chile, premium income from property & casualty insurance contracted by 6.7% at constant exchange rates to 24 mn euros, owing to a decline in premium income from fire and liability insurance lines.

In Colombia, premium income from property & casualty lines grew 15.8% at constant exchange rates to 54 mn euros. The increase derived primarily from expansion in corporate risks.

In Venezuela, premium income from property & casualty insurance continued to post robust growth, totalling 28 mn euros, up 48.8% at constant exchange rates. Growth was driven primarily by auto insurance and industrial risks, which posted increases of 64% and 29% respectively.

In Argentina, premium income from property & casualty insurance totalled 23.8 mn euros in H1 2003, vs. 13.4 mn euros in H1 2002, as the business began to grow again.

II.2.3 Other countries: up 4.9% on a comparable basis at 115 mn euros
       ---------------
Rate increases in French overseas departements and territories and growth in P&C businesses in Africa were the primary growth drivers.


III Assistance
--------------

The Mondial Assistance group posted premium income of 245 mn euros (AGF share) in H1 2003, up 1.7% at constant exchange rates.

In H1 2003, the war in Iraq and the SARS epidemic combined to make an unfavourable environment for tourism. As a result, Mondial Assistance suffered a drop in its travel insurance business volume, particularly in Germany, Switzerland, the Netherlands and Belgium. The automotive industry also experienced a slowdown, with European new car registrations down 3.8% over the first five months of the year. Moreover, sluggish growth in euro-zone countries, combined with negative US and UK growth when expressed in euros, held back growth in Mondial Assistance's business volume.

The assistance business showed its capacity to withstand these difficult business conditions, posting modest growth in France, Italy, Germany, Australia, Greece, Poland, Brazil and Canada.

IV CREDIT INSURANCE
-------------------

Premium income from the AGF Group's credit insurance arm, generated by the subsidiaries of Euler Hermes, totalled 937 mn euros. It rose 70.6% compared with the year-earlier period, because Hermes was consolidated, whereas it had not been at 30 June 2002. On a comparable basis, premium income rose by 3.3%. This figure did not include revenue from the factoring business, which was consolidated with banking income (49 mn euros).

In Europe, Euler Hermes' growth was modest due to several factors: a reduction in policyholders' turnover, reflecting the weak economy, dampened growth in premiums; the number of policy cancellations was up, particularly in the UK and in Italy, largely due to the increase in premium rates applied at policy renewal. Growth in new policies was particularly apparent in Benelux, Germany, Scandinavia and Eastern Europe, where the Group's turnover is expanding faster than in the rest of Europe.

In the United States, the premium income increase is largely due to a boost to new policies, which have resumed their growth following a period of relative stability. The number of policies that have not renewed has also fallen compared to the previous year, which was marked by a review of the portfolio and policy cancellations.

In the rest of the world, Euler Hermes premium income grew significantly. While the volume of premiums is still relatively marginal in relation to regions where the Group has been operating for many years, these countries, where the Group is successfully growing its Credit Insurance business, represent a strong potential for growth.

Premium income by subsidiary broke down as follows:

---------------------------------------------------------------------------------------------------------------------------
in millions of euros                              30.06.03             30.06.02            % chg. 03/02     % chg. proforma and
                                                                                              (unadj.)            const. FX
---------------------------------------------------------------------------------------------------------------------------
Euler-SFAC                                           181.9                 180.2                 0.9%                 1.4%
---------------------------------------------------------------------------------------------------------------------------
Trade Indemnity + Euler Intern.                      117.6                 128.1                -8.2%                -1.6%
---------------------------------------------------------------------------------------------------------------------------
ACI                                                   81.2                  78.6                 3.3%                18.4%
---------------------------------------------------------------------------------------------------------------------------
Cobac                                                 56.4                  52.9                 6.6%                 5.4%
---------------------------------------------------------------------------------------------------------------------------
SIAC                                                 110.2                 109.3                 0.8%                 0.8%
---------------------------------------------------------------------------------------------------------------------------
Euler Credito                                          2.3                     0                   ns                   ns
---------------------------------------------------------------------------------------------------------------------------
Euler do Brasil                                        0.2                     0                   ns                   ns
---------------------------------------------------------------------------------------------------------------------------
Hermes                                               387.1                     0                   ns                 2.5%
---------------------------------------------------------------------------------------------------------------------------
Total Credit Insurance                               936.9                 549.1                70.6%                 3.3%
---------------------------------------------------------------------------------------------------------------------------

V BANKING AND FINANCIAL ACTIVITIES: up 3.1% on a comparable basis
-----------------------------------------------------------------

Gross interest income from banking activities, in France and outside France, totalled 825 mn euros, up 3.1% on a comparable basis, vs. 800 mn euros in H1 2002. Two factors combined to produce the increase: on the one hand, Banque AGF continued to grow. Banque AGF's H1 gross interest income was up 29.5% at 157 mn euros. On the other, Entenial posted a limited decline in interest income, to 500 mn euros despite the fact that rates continued to decline. Indeed Entenial posted a significant increase in net banking income (23.1%).

Asset management revenues increased slightly to 73 mn euros (up 1.7%), thanks to a favourable Q2 in asset gathering from institutionnal investors.

Revenues from other financial activities were up slightly at 7.4 mn euros.

         Breakdown of premium income* by line of business and by country
         ---------------------------------------------------------------
                   *including credit insurance and assistance




 ----------------------------------------------------------------------
                                        30.06.03             30.06.02
 ----------------------------------------------------------------------
 Life & health insurance                    40,1%                44,6%
 ----------------------------------------------------------------------
 Property & casualty insurance              46,3%                45,4%
 ----------------------------------------------------------------------
 Credit insurance                           10,8%                 6,9%
 ----------------------------------------------------------------------
 Assistance                                  2,8%                 3,1%
 ----------------------------------------------------------------------
 Total                                     100,0%               100,0%
 ----------------------------------------------------------------------






 ----------------------------------------------------------------------
                                        30.06.03             30.06.02
 ----------------------------------------------------------------------
 France                                     59,8%                62,0%
 ----------------------------------------------------------------------
 Europe outside France                      31,8%                28,6%
 ----------------------------------------------------------------------
 South America                               4,5%                 5,9%
 ----------------------------------------------------------------------
 Other countries                             3,9%                 3,5%
 ----------------------------------------------------------------------
 Total                                     100,0%               100,0%
 ----------------------------------------------------------------------



                  Breakdown of Group premium income by country
-------------------------------------------------------------------------------------------------------------------------
in millions of euros                         30.06.03           30.06.02        % chg. (unadj.)     % chg. proforma and
                                                                                                         const. FX
-------------------------------------------------------------------------------------------------------------------------
France                                       4 945.7            4 693.8               5.4%                 5.4%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health            2 511.9            2 542.2                -1.2%                 -1.2%
                    Property & casualty            2 433.8            2 151.6                13.1%                 13.1%
-------------------------------------------------------------------------------------------------------------------------
Belgium                                       450.8              422.0                6.8%                 6.8%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health              259.1              252.5                 2.6%                  2.6%
                    Property & casualty              191.7              169.5                13.1%                 13.1%
-------------------------------------------------------------------------------------------------------------------------
Netherlands                                   912.4              837.1                9.0%                 9.0%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health              339.8              341.6                -0.5%                 -0.5%
                    Property & casualty              572.6              495.5                15.6%                 15.6%
                                        --------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Spain                                         636.3              553.6               14.9%                 14.9%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health              186.0              162.6                14.4%                 14.4%
                    Property & casualty              450.3              391.0                15.2%                 15.2%
-------------------------------------------------------------------------------------------------------------------------
Europe - other countries                       8.9                48.9               -81.8%               -35.6%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health                8.1               30.8               -73.7%                -18.1%
                    Property & casualty                0.8               18.1               -95.6%                -80.5%
                                        -------------------
-------------------------------------------------------------------------------------------------------------------------
TOTAL Europe excl. France                    2 008.4            1 861.6               7.9%                 9.9%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health              793.0              787.5                 0.7%                  3.4%
                    Property & casualty            1 215.4            1 074.1                13.2%                 14.6%
-------------------------------------------------------------------------------------------------------------------------
Argentina                                      25.0               14.2               76.1%                 62.0%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health                1.2                0.8                50.0%                 37.5%
                                        --------------------------------------
                    Property & casualty               23.8               13.4                77.6%                 63.4%
                                        --------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Chile                                          24.6               52.4               -53.1%               -41.5%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health                0.3               22.6               -98.7%                -98.4%
                    Property & casualty               24.3               29.8               -18.5%                 -6.7%
-------------------------------------------------------------------------------------------------------------------------
Brazil                                        203.8              231.6               -12.0%                1.7%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health               70.4               74.0                -4.9%                 10.0%
                    Property & casualty              133.4              157.6               -15.4%                 -2.2%
-------------------------------------------------------------------------------------------------------------------------
Venezuela                                      38.5               38.7               -0.5%                 48.6%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health               10.3               10.4                -1.0%                 48.1%
                    Property & casualty               28.2               28.3                -0.4%                 48.8%
-------------------------------------------------------------------------------------------------------------------------
Colombia                                       96.6              129.3               -25.3%                5.3%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health               42.6               63.6               -33.0%                 -5.5%
                                        --------------------------------------
                    Property & casualty               54.0               65.7               -17.8%                 15.8%
                                        --------------------------------------
-------------------------------------------------------------------------------------------------------------------------
TOTAL South America                           388.5              466.2               -16.7%                4.0%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health              124.8              171.4               -27.2%                 -5.2%
                    Property & casualty              263.7              294.8               -10.5%                  9.2%
-------------------------------------------------------------------------------------------------------------------------
Other countries                               167.1              146.0               14.5%                 10.9%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health               53.4               47.5                12.4%                 16.8%
                    Property & casualty              113.7               98.5                15.4%                  8.2%
-------------------------------------------------------------------------------------------------------------------------
Total excl. France                           2 564.0            2 473.8               3.6%                 8.9%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health              971.2            1 006.4                -3.5%                  2.6%
                    Property & casualty            1 592.8            1 467.4                 8.5%                 13.1%
-------------------------------------------------------------------------------------------------------------------------
Total premium income                         7 509.7            7 167.6               4.8%                 6.6%
-------------------------------------------------------------------------------------------------------------------------
                          Life & health            3 483.1            3 548.6                -1.8%                 -0.1%
                    Property & casualty            4 026.6            3 619.0                11.3%                 13.1%
-------------------------------------------------------------------------------------------------------------------------
Assistance                                    244.5              248.3               -1.5%                 1.7%
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Credit insurance                              936.9              549.1               70.6%                 3.3%
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Consolidated insurance revenue               8 691.1            7 965.0               9.1%                 6.1%
-------------------------------------------------------------------------------------------------------------------------
Other businesses                               16.3               16.3                0.0%                 3.8%
Banking and financial activities              825.0              799.8                3.2%                 3.1%
-------------------------------------------------------------------------------------------------------------------------
Total                                        9 532.4            8 781.1               8.6%                 5.8%
-------------------------------------------------------------------------------------------------------------------------



     Conversion of H1 2002 premium income from unadjusted to proforma basis

                                                       --------------------------------------------------------------------
                 in millions of euros                               Insurance                Banking  Other       TOTAL
                                                                                                      activities
                                                       ---------------------------------------------------------
                                                         Premiums      Other     Sub-total  Gross     Revenues
                                                         written     services               interest
                                                                                             income
---------------------------------------------------------------------------------------------------------------------------
Premium income (unadjusted) as at 30 June 2002    A         7 831.8       133.2     7 965.0     799.8      16.3    8 781.1
---------------------------------------------------------------------------------------------------------------------------
Correction to published premium income            B
---------------------------------------------------------------------------------------------------------------------------
Premium income (revised) as at 30 June 2002      A+B        7 831.8       133.2     7 965.0     799.8      16.3    8 781.1
---------------------------------------------------------------------------------------------------------------------------
Methodology change at Mundialis (Cobac) in        C             0.5                     0.5                            0.5
3/2003
-----------------------------------------------        --------------------------------------------------------------------
Hermes consolidated as of 1/7/2002                            344.5        31.8       376.3                          376.3
-----------------------------------------------        --------------------------------------------------------------------
Disposal of Phenix (Switzerland)                             (34.3)                  (34.3)                         (34.3)
-----------------------------------------------        --------------------------------------------------------------------
Arab International Insurance consolidated                       8.5                     8.5                            8.5
(Egypt)
-----------------------------------------------        --------------------------------------------------------------------
Disposal of AGF Allianz Chile Vida as of                      (4.4)                   (4.4)                          (4.4)
1/4/2003
-----------------------------------------------        --------------------------------------------------------------------
Royal Nederland Fondsen Beheer consolidated                                                       1.7                  1.7
via merger with Holland Belegginsgroep
-----------------------------------------------        --------------------------------------------------------------------
AGF Clearing segment change                                                                       0.2                  0.2
-----------------------------------------------        --------------------------------------------------------------------
Traktir consolidated as of 31/12/2002                                                                       0.3        0.3
-----------------------------------------------        --------------------------------------------------------------------
Santeclair consolidated as of 1/1/2003                                                                      1.3        1.3
-----------------------------------------------        --------------------------------------------------------------------
Disposal of Akkerman Van Elten                                                                            (1.5)      (1.5)
-----------------------------------------------        --------------------------------------------------------------------
Merger of ZA Hypotheken and Allianz Leven                                                                 (0.7)      (0.7)
-----------------------------------------------        --------------------------------------------------------------------
Total change in scope of consolidation                        314.8        31.8       346.6       1.9     (0.6)      347.9
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Proforma premium income as at 30 June 2002      A+B+C       8 146.6       165.0     8 311.6     801.7      15.7    9 129.0
---------------------------------------------------------------------------------------------------------------------------


AGF investor contacts:                                         AGF press contacts:
----------------------                                         -------------------
Jean-Michel Mangeot         33 (0)1 44 86 21 25                Berangere Auguste-Dormeuil        33 (0)1 44 86 78 97
                            jean-michel.mangeot@agf.fr                                           augusbe@agf.fr
Marc de Ponteves            33 (0)1 44 86 20 99                Agnes Miclo                       33 (0)1 44 86 31 62
                            marc.de_ponteves@agf.fr                                              Micloa@agf.fr
Vincent Foucart             33 (0)1 44 86 29 28                Anne-Sandrine Cimatti             33 (0)1 44 86 67 45
                            vincent.foucart@agf.fr                                               Cimatti@agf.fr
                                                               Severine David                    33 (0)1 44 86 38 09
                                                                                                 Davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below. Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ALLIANZ AKTIENGESELLSCHAFT



                                      By:    /s/ Dr. Reinhard Preusche
                                           -------------------------------------
                                           Dr. Reinhard Preusche
                                           Group Compliance



                                      By:    /s/ Dr. Giovanni Salerno
                                           -------------------------------------
                                           Dr. Giovanni Salerno
                                           Group Compliance


Date:    July, 31 2003